Filed by Montpelier Re Holdings Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Endurance Specialty Holdings Ltd.

Commission File No.: 001-31599

Montpelier Announces Date of Special General Meeting of Shareholders in Connection with its Acquisition by Endurance

Company Release - 5/21/2015

HAMILTON, Bermuda — (BUSINESS WIRE) — Montpelier Re Holdings Ltd. (NYSE: MRH) (“Montpelier”) today announced that it has scheduled a special general meeting of its shareholders.  At the special general meeting, holders of Montpelier’s common shares will be asked to consider and vote upon a proposal to approve the previously announced Agreement and Plan of Merger, dated March 31, 2015, by and among Montpelier, Endurance Specialty Holdings Ltd. (NYSE: ENH) (“Endurance”) and Millhill Holdings Ltd., a direct, wholly-owned subsidiary of Endurance (the “merger agreement”), the statutory merger agreement required by Section 105 of the Companies Act 1981 of Bermuda and referred to in the merger agreement and the merger of Montpelier with and into Millhill Holdings Ltd. contemplated by the merger agreement (the “merger”).

Montpelier common shareholders will also be asked to consider and vote upon a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Montpelier’s named executive officers that is based on or otherwise related to the merger.

The Montpelier special general meeting will be held on Tuesday, June 30, 2015, at 10:30 a.m. (Atlantic time) at Montpelier’s offices at Montpelier House, 94 Pitts Bay Road, Pembroke HM 08, Bermuda.  Holders of record of Montpelier’s common shares as of the close of business on May 26, 2015 will be entitled to vote at the Montpelier special general meeting.  The joint proxy statement/prospectus to be issued in connection with the meeting will provide voting instructions as well as detailed information for Montpelier common shareholders about the merger. Montpelier expects to commence mailing the joint proxy statement/prospectus to its shareholders on or about May 29, 2015.

The merger is subject to customary closing conditions, including approvals of the shareholders of both Endurance and Montpelier. It is currently expected that the acquisition will be consummated in the third quarter of 2015.

Montpelier shareholders who need assistance voting should contact Georgeson Inc. at: 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, (866) 391-6921.

Montpelier Re Holdings Ltd.

Investors:
Laura Newhook, +1-441-278-5067
Manager, Marketing and Investor Relations
or
Media:
Ruth Pachman, +1-212-521-4891
Kekst and Company

Source: Montpelier Re Holdings Ltd.

About Montpelier Re Holdings Ltd.

Montpelier, through its operating subsidiaries, is a leading provider of global property and casualty reinsurance and insurance products. Additional information can be found on our website located at www.montpelierre.bm, or in Montpelier’s public filings with the Securities and Exchange Commission.

About Endurance Specialty Holdings Ltd.

Endurance is a global specialty provider of property and casualty insurance and reinsurance. Through its operating subsidiaries, Endurance writes agriculture, casualty and other specialty, professional lines and property, marine and energy lines of insurance and catastrophe, property, casualty, professional lines and specialty lines of reinsurance. Additional information can be found on Endurance’s website located at www.endurance.bm, or in Endurance’s public filings with the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the United States federal securities laws, pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, that are not historical facts, including statements about our beliefs and expectations. All forward-looking statements are based upon current plans, estimates and projections. Actual results could differ materially from those projected in any forward-looking statements, as a result of certain risk factors disclosed previously, and from time to time, in Montpelier’s filings with the United States Securities and Exchange Commission. Montpelier undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

The proposed merger will be submitted to common shareholders of Montpelier for their consideration.  The issuance of Endurance ordinary shares to Montpelier shareholders in the merger will be submitted to ordinary shareholders of Endurance for their consideration.  This communication is not a solicitation of any vote or approval and is not a substitute for the joint proxy statement/prospectus or any other documents which Endurance or Montpelier may send to their respective shareholders in connection with the merger.  Investors and security holders are urged to read all relevant documents filed with the SEC, including the preliminary joint proxy statement/prospectus on Form S-4 filed by Endurance with the SEC on May 8, 2015 (Registration Number 333-204019) and any supplement or amendment thereto that may be filed, and any other relevant document that may be filed, with the SEC because they will contain important information about the proposed transaction.  Investors and security holders will be able to obtain copies of such documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov, or free from Montpelier by contacting Laura Newhook at (441) 278-5067 or laura.newhook@montpelierre.bm.  Montpelier expects to commence mailing the joint proxy statement/prospectus to its shareholders on or about May 29, 2015.

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  No offering of securities shall be made except by means of a joint proxy statement/prospectus meeting the requirements of the Securities Act of 1933, as amended.

Participants in Solicitation

Montpelier and Endurance and their directors and executive officers are deemed to be participants in any solicitation of Montpelier and Endurance shareholders in connection with the proposed merger.  Information about Montpelier’s directors and executive officers is available in its Amendment No. 1 on Form 10-K/A filed on March 31, 2015, amending Montpelier’s Annual Report on Form 10-K, filed on February 25, 2015. Information about Endurance’s directors and executive officers is available in Endurance’s definitive proxy statement, dated April 9, 2015, for its 2015 Annual General Meeting of shareholders.